VIA EDGAR

June 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christopher Edwards

Joe McCann

Re:	Fusion Pharmaceuticals Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-238968

Requested Date:	June 25, 2020
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Mr. Edwards and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fusion Pharmaceuticals Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 25, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Seo Salimi at (212) 459-7234. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Seo Salimi, by facsimile to (212) 656-1546 or by email at ssalimi@goodwinlaw.com.

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If you have any questions regarding this request, please contact Seo Salimi of Goodwin Procter LLP at (212) 459-7234.

Sincerely,

FUSION PHARMACEUTICALS INC.

/s/ John Valliant
John Valliant
Chief Executive Officer

cc:	John Crowley, Chief Financial Officer, Fusion Pharmaceuticals Inc.

Mitchell Bloom, Esq., Goodwin Procter LLP

Seo Salimi, Esq., Goodwin Procter LLP